Matthew A. Swendiman Attorney Direct: 513-629-2750 Fax: 513-651-3836 Email: MSwendiman@graydon.com	February 6, 2017

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	M3Sixty Funds Trust (the “Trust”) File Nos. 333-206491; 811-23089

Dear Ms. O’Neal-Johnson:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “SEC” or the “Staff”) as correspondence. This letter contains the Trust’s response to comments received from Ms. O’Neal-Johnson on January 11, 2017, in connection with the Staff’s review of the Trust’s Registration Statement on Form N-1A, filed electronically on November 23, 2016, on behalf of its series portfolios, Della Parola Risk Optimized Equity Fund (the “Fund”). Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto.

Summary - Fees and Expenses of the Fund

1.
Comment: Include the completed fee table and the expense example in the response letter. Include the following statement at the end of the sentence regarding expense recoupment in footnote 1 to the fee table: “…or current operating expenses whichever is lower.”

Response: Below is the Fund’s completed fee table, corresponding footnote and expense example.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
February 6, 2017

“Shareholder Fees (fees paid directly from your investment)

	Class A shares	Institutional Class shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the amount redeemed)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A shares	Institutional Class shares
Management Fees	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses	1.67%	1.67%
Total Annual Fund Operating Expenses	2.92%	2.67%
Fee Waivers and Expense Reimbursement[1]	1.32%	1.32%
Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursement	1.60%	1.35%

[1]
Della Parola Capital Management, LLC (the “Adviser”) has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, acquired funds fees and expenses, extraordinary expenses, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) to not more than 1.35% through at least April 30, 2018. Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the expense limitation in place at the time of the waiver or current operating expenses which is lower. The current contractual agreement cannot be terminated prior to at least one year after the effective date of the Registration Statement without the Board of Trustees’ approval.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
February 6, 2017

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This expense example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The expense example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until April 30, 2018. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Period Invested	1 Year	3 Years
Class A shares	$409	$1,010
Institutional Class shares	$137	$704

Summary - Principal Investment Strategy of the Fund

2.	Regarding the use of the term “beta optimization” in the first sentence of the second paragraph, clarify how the Adviser determines the appropriate risk level for the Fund.

Response: Comment complied with. See pages 2 and 5 of the Amendment.

3.
Regarding the Fund’s use of futures, include disclosure regarding investments in derivatives consistent with the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: Comment complied with. See pages 2 and 5 of the Amendment.

Summary – Principal Risks of Investing in the Fund

4.	Comment: Include a risk relating to the Fund’s use of futures.

Response: Comment complied with. See page 3 and 7 of the Amendment.

Investment Objective, Strategies, Risks and Portfolio Holdings – The Fund’s Investment Objective and Principal Investment Strategies

5.
Comment: If the Fund’s policy in accordance with Rule 35d-1 of the Investment Company Act of 1940 to invest at least 80% of the value of its assets in equity securities is a non-fundamental policy, state that the Fund will provide 60 days prior notice of any change to the policy.

Response: Comment complied with. Please see pages 2 and 5 of the Amendment.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
February 6, 2017

Investment Objective, Strategies, Risks and Portfolio Holdings – Disclosure of Portfolio Holdings

6.	Comment: State that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website, if applicable.

Response: Comment complied with. The Fund will not initially use a website. The Trust will update the disclosure in the event the Fund launches a website.

Prior Performance of Similar Account Managed by the Adviser

7.	Comment: State that performance has been calculated net of all expenses including any sales loads of the Adviser’s composite.

Response: Comment complied with. See page 11 of the Amendment.

8.
Comment: In the last sentence of the third paragraph, revise the word “may” to “will” in the phrase “…the performance of the Risk Optimized Equity Strategy Composite may be lower if the fees and expenses of the Fund had been applied.…”

Response: Comment complied with. See page 11 of the Amendment.

9.	Comment: Provide the completed similar accounts’ performance table in the comment response letter.

Response: Refer to the response to comment 11 below.

10.	Comment: State in the second footnote to the similar accounts’ performance table that similar accounts’ performance has been calculated using other than the standard SEC methodology.

Response: Refer to the response to comment 11 below.

11.
Comment: State in second footnote the firm that conducted the Global Investment Performance Standards (GIPS®) verification, the type of verification that was performed and include a consent in the registration statement of the verifying firm as an exhibit to the registration statement.

Response: Below is the Fund’s completed similar accounts’ performance table and corresponding footnote. A consent of the verifying firm is included as an exhibit to the registration statement.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
February 6, 2017

“Risk Optimized Equity Strategy Composite Performance as of October 31, 2016

Description	YTD	1 Year	3 Year	5 Year	Inception[1]
Risk Optimized Equity Strategy Composite [2]	12.40%	7.21%	8.82%	11.69%	6.88%
S&P 500® Index[3] (reflects no deductions for fees, expenses or taxes)	4.02%	2.24%	6.57%	11.15%	4.43%

[1]	Inception is January 1, 2006, for the Risk Optimized Equity Strategy Composite.

[2]
The Risk Optimized Equity Strategy Composite includes all accounts that are invested in long positions of US large cap equities that are constituents of the S&P 500. Accounts in the Risk Optimized Equity Strategy Composite employ the firm’s proprietary modeling process “Beta Optimization” investment strategy as described in the sections of the Prospectus entitled, “Principal Investment Strategy of the Fund,” and “Investment Objectives, Strategies, Risks and Portfolio Holdings.”

The performance used in calculating performance of the Adviser’s similar accounts differs from the SEC methodology required in calculating the performance of the Fund. The Adviser claims compliance with the Global Investment Performance Standards (GIPS®). The Adviser has been independently verified for the periods January 1, 2006 to October 31, 2016 by Alpha Performance Verification Services. Alpha Performance Verification Services conducted a performance examination of the Adviser’s Risk Optimized Equity Strategy Composite. The verification report is available upon request. Verification assesses whether (1) the firm has complied with all the composite construction requirement of the GIPS standards on a firm-wide basis and (2) the firm’s policies and procedures are designed to calculate and present performance in compliance with the GIPS standards. Verification does not ensure the accuracy of any specific composite presentation. For GIPS purposes, the firm is defined as “Della Parola Capital Management, LLC (the “Adviser”), an investment firm registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. The Adviser manages assets for private funds, registered funds, and separately managed accounts.” To receive a complete list and description of the Adviser’s composites and/or a presentation that adheres to the GIPS® standards, please call 970.372.4758. Returns are calculated in U.S. dollars. Additional information regarding the Adviser’s policies for calculating and reporting returns is available upon request.

[3]	The S&P 500® Index consists of 500 stocks and is a popular standard for measuring stock market performance among the biggest, most broadly-based companies in the U.S.”

12.
Comment: Supplementally, the Adviser should confirm that the Adviser makes and keeps true, accurate and current the books and records that form the basis for or demonstrate the calculation of the Adviser’s similar account performance quoted in the Fund’s prospectus in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
February 6, 2017

Response: The Adviser confirms that the books and records that form the basis for and demonstrate the calculation of the Adviser’s similar account performance quoted in the Fund’s prospectus are maintained in accordance with Rule 204-2(a)(16).

*       *       *       *       *       *       *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of M3Sixty Funds Trust

cc:	Randall K. Linscott, M3Sixty Funds Trust
András P. Teleki, M3Sixty Funds Trust